

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2011

Mr. Isaac H. Sutton
President & Chief Financial Officer
SavWatt USA, Inc.
6801 Eastern Avenue, Suite 203
Baltimore, MD 21224

  Re: SavWatt USA, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2009
    Form 10-K/A for the Fiscal Year Ended December 31, 2009
    Forms 10-Q for the Fiscal Quarters Ended March 31, 2010, June 30, 2010
    and September 30, 2010
    Form 10-Q/A for the Fiscal Quarters Ended March 31, 2010, June 30, 2010
    and September 30, 2010
    File No. 000-52402

Dear Mr. Sutton:

  We have completed our review of your filings and do not have any further comments at this time.

       Sincerely,

       John Cash
       Accounting Branch Chief